UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GeoMet, Inc.

(Name of Issuer)

Common and Preferred Stock

(Title of Class of Securities)

37250U201

(CUSIP Number)

Atlas Energy, L.P.

Park Place Corporate Center

1000 Commerce Drive, Suite 400

Pittsburgh, PA 15275

800-251-0171

with a copy to:

Lisa Washington

Chief Legal Officer and Secretary

Atlas Energy, L.P.

1845 Walnut Street, Suite 1000

Philadelphia, PA 19103

(215) 717-3387

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 37250U201

1.	NAME OF REPORTING PERSON Atlas Energy, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 42,468,458*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,468,458*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.9%**
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Represents 14,951,382 shares of common stock, par value $0.001 per share (“Common Stock”), and 3,577,220 shares of Series A convertible redeemable preferred stock, par value $0.001 per share (“Preferred Stock” and, together with the Common Stock, the “Shares”) (treated as having been converted on a 7.692-to-one basis for the limited purposes described in Item 4, below).
**	Based on 40,662,749 shares of Common Stock and 6,000,571 shares of Preferred Stock (treated as having been converted on a 7.692-to-one basis for the limited purposes described in Item 4, below) outstanding as of December 31, 2013.

CUSIP No.: 37250U201

1.	NAME OF REPORTING PERSON Atlas Resource Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 42,468,458*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,468,458*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.9%**
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Represents 14,951,382 shares of Common Stock and 3,577,220 shares of Preferred Stock (treated as having been converted on a 7.692-to-one basis for the limited purposes described in Item 4, below).
**	Based on 40,662,749 shares of Common Stock and 6,000,571 shares of Preferred Stock (treated as having been converted on a 7.692-to-one basis for the limited purposes described in Item 4, below) outstanding as of December 31, 2013.

ITEM 1.	Security and Issuer.

This Schedule 13D (“Schedule 13D”) relates to the Common Stock and Preferred Stock of GeoMet, Inc., a Delaware corporation (the “Company” or “GeoMet”). The address of the principal executive offices of GeoMet is 909 Fannin Street, Suite 1850, Houston, Texas 77010.

ITEM 2.	Identity and Background.

(a) This Schedule 13D is being filed by Atlas Energy, L.P., a Delaware limited partnership (“ATLS”), and Atlas Resource Partners, L.P., a Delaware limited partnership and subsidiary of ATLS (“ARP”).

ATLS and ARP are energy companies engaged in the development and production of natural gas and oil, with operations throughout the United States. ATLS is the sole member of ARP’s general partner and, as of December 31, 2013, owns approximately 36.9% of the outstanding common units of ARP on a diluted basis. ARP Mountaineer Production, LLC (“ARP Mountaineer”), a party to the Purchase Agreement (as defined in Item 3), is a wholly owned subsidiary of ARP. Therefore, ATLS may be deemed to control both ARP and ARP Mountaineer.

ATLS and ARP have entered into a Joint Filing Agreement, dated as of February 24, 2014, pursuant to which ATLS and ARP have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to ATLS is given solely by ATLS, and information with respect to ARP is given solely by ARP. Neither ATLS nor ARP assumes responsibility for the accuracy or completeness of the information furnished by the other party. ATLS and ARP expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Act, ATLS and ARP expressly declare that the filing of this statement shall not be construed as an admission that either ATLS or ARP is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

(b) The address of the principal offices of ATLS and ARP is Park Place Corporate Center One, 1000 Commerce Drive, Suite 400, Pittsburgh, PA 15275.

(c) Schedule I hereto sets forth the present principal occupation or employment of each director and executive officer of ATLS and ARP and the name, principal business and address of any corporation or other organization in which such employment is conducted. The information set forth in Schedule I hereto is incorporated herein by reference.

(d) During the last five years, ATLS and ARP have not, and, to the best of their collective knowledge, no person listed in Schedule I hereto has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, ATLS and ARP have not, and, to the best of their collective knowledge, no person listed in Schedule I hereto has, been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Each of the directors and officers of ATLS and ARP named in Schedule I to this Schedule 13D is a United States citizen.

ITEM 3.	Source and Amount of Funds of Other Consideration.

Pursuant to an Asset Purchase Agreement, dated February 13, 2014 (“Purchase Agreement”), among ARP Mountaineer, GeoMet, GeoMet Operating Company, Inc. (“Operator”), and GeoMet Gathering Company, LLC (together with GeoMet and Operator, the “Sellers”), ARP Mountaineer will acquire all of the Sellers’ coalbed methane assets in the Appalachian Basin in Virginia and West Virginia (the “Assets”) for $107 million in cash (the “Acquisition”), subject to certain adjustments.

Concurrently with the execution and delivery of the Purchase Agreement, ARP, ARP Mountaineer and the persons and entities named on Schedule II to this Schedule 13D entered into a Voting Agreement (the “Voting Agreement”) for the benefit of ARP and ARP Mountaineer.

The description contained in this Item 3 of the transactions contemplated by the Purchase Agreement and the Voting Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement and the Voting Agreement, copies of which are incorporated herein by reference to Exhibits B and C.

None of the persons listed on Schedule I hereto will contribute any funds or other consideration towards the Acquisition.

No funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the GeoMet Shares covered by the Voting Agreement.

ITEM 4.	Purpose of the Transaction.

The information set forth in Item 3 is incorporated herein by reference.

(a) N/A.

(b)-(c) As described in Item 3, pursuant to the terms of the Purchase Agreement and subject to the conditions therein, ARP Mountaineer has agreed to acquire the Assets for $107 million in cash, with an effective date of January 1, 2014. The Acquisition constitutes the sale of substantially all of the Sellers’ assets, and, therefore, a vote of the GeoMet stockholders is required to approve the Acquisition.

In connection with the execution of the Purchase Agreement, certain stockholders of GeoMet entered into the Voting Agreement, the purpose of which is to facilitate the approval of the Acquisition by GeoMet’s stockholders at a meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of GeoMet Shares, however called (each, a “GeoMet Stockholders Meeting”). The stockholders that are party to the Voting Agreement own approximately 48.9% of the combined voting power of the Common Stock and Preferred Stock (on an as converted basis) treated as a single class and approximately 59.6% of the Preferred Stock voting power of GeoMet in the aggregate.

As a result of the Voting Agreement, each person and entity identified on Schedule II has agreed to vote, and has provided ARP an irrevocable proxy to vote on their behalf, the GeoMet Shares that are subject to the Voting Agreement for the limited purpose of voting (i) in favor of: (a) the adoption of a resolution authorizing the Purchase Agreement and the transactions contemplated thereby; (b) the approval of any proposal to adjourn or postpone the GeoMet Stockholders Meeting to a later date if there are not sufficient votes for the adoption of the Purchase Agreement on that date; and (c) any other matter submitted to the holders of GeoMet Shares for approval that is necessary for consummation of the transactions contemplated by the Purchase Agreement and that is considered at any such GeoMet Stockholders Meeting; and (ii) against the following actions: (a) any action that would materially interfere or adversely affect the consummation of transactions contemplated by the Purchase Agreement; (b) any Acquisition Proposal (as defined in the Purchase Agreement); (c) with limited exceptions, any acquisition or other extraordinary transaction involving GeoMet (other than those contemplated in the Purchase Agreement); (d) any action or proposal that would reasonably be expected to result in a material breach of the Voting Agreement; and (e) any other action or proposal that would reasonably be expected to result in the failure of any closing condition to the Purchase Agreement. The stockholders of GeoMet who are parties to the Voting Agreement retain the right to vote their GeoMet Shares on all matters other than those identified in the Voting Agreement.

Under the Voting Agreement, each person and entity identified on Schedule II has also agreed not to, directly or indirectly (i) initiate, solicit, knowingly encourage or induce, or take any other action designed to, or that would reasonably be expected to, result in, the making, submission or announcement of, any Acquisition Proposal; (ii) enter into any agreement, arrangement or understanding relating to any Acquisition Proposal; (iii) other than informing persons of the foregoing restrictions, participate in any discussions or negotiations regarding, furnish to any person or entity any information with respect to, or otherwise cooperate with or facilitate (A) any Acquisition Proposal or (B) any proposal that by its terms requires GeoMet to abandon, terminate or fail to consummate the Purchase Agreement or any transactions contemplated therein; or (iv) agree or publicly announce an intention to take any of the foregoing actions.

The description contained in this Item 4 of the transactions contemplated by the Purchase Agreement and the Voting Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement and the Voting Agreement, which are incorporated herein by reference to Exhibits B and C.

(d) N/A.

(e) N/A.

(f) N/A.

(g) N/A.

(h) N/A.

(i) N/A.

(j) Other than as described above, ATLS and ARP currently have no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) – (i) of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a)-(b) As a result of the Voting Agreement, as of February 13, 2014, ARP holds shared power to vote 42,468,458 shares of Common Stock of GeoMet (including shares of Preferred Stock on an as converted basis), representing 48.9% of the 86,820,987 outstanding shares of Common Stock of GeoMet, on a diluted basis, for the limited purposes described in Item 4 above. Of these shares of Common Stock, 3,577,220 are shares of Preferred Stock which will be treated as having been converted into Common Stock on a 7.692-to-one basis for the limited purposes described in Item 4 above.

As described in Item 2, ATLS is the sole member of ARP’s general partner and, as of December 31, 2013, owns approximately 36.9% of the outstanding common units of ARP on a diluted basis. Therefore, ATLS may be deemed to control ARP and ARP Mountaineer. In turn, ATLS shares with ARP the power to vote 42,468,458 shares of Common Stock of GeoMet (including shares of Preferred Stock on an as converted basis), representing 48.9% of the outstanding shares of Common Stock of GeoMet, on a diluted basis, for the limited purposes described in Item 4 above.

Except as pursuant to the terms of the Voting Agreement, ATLS and ARP have neither sole nor shared dispositive power over the Shares of GeoMet; however, the parties to the Voting Agreement have agreed not to transfer their Shares of GeoMet, except in limited circumstances. ATLS and ARP disclaim any beneficial ownership of the Shares of GeoMet, subject to the terms of the Voting Agreement.

Except as set forth in this Schedule 13D, neither ATLS nor ARP, nor, to their collective knowledge, any of their executive officers or directors, beneficially owns any GeoMet Shares.

(c) Neither ATLS nor ARP, nor to their collective knowledge, any person named in Schedule I to this Schedule 13D, has effected any transaction in GeoMet Shares during the past 60 days, except as disclosed herein.

(d) N/A.

(e) N/A.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, to the knowledge of ATLS and ARP, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of GeoMet, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit A	Joint Filing Agreement

Exhibit B	Asset Purchase Agreement, dated as of February 13, 2014, by and among GeoMet, Inc., GeoMet Operating Company, Inc., GeoMet Gathering Company, LLC and ARP Mountaineer Production, LLC (filed with a Form 8-K of Atlas Resource Partners, L.P., dated February 14, 2014, and incorporated herein by reference).

Exhibit C	Voting Agreement, dated as of dated as of February 13, 2014, by and among ARP Mountaineer Production, LLC, Atlas Resource Partners, L.P. and each of the persons listed on Annex I thereto (filed with a Form 8-K of Atlas Resource Partners, L.P., dated February 14, 2014, and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2014

ATLAS ENERGY, L.P.

By:	Atlas Energy GP, LLC, its general partner

By:	/s/ Lisa Washington Lisa Washington Vice President, Chief Legal Officer and Secretary

ATLAS RESOURCE PARTNERS, L.P.

By:	Atlas Resource Partners GP, LLC, its general partner

By:	/s/ Lisa Washington Lisa Washington Senior Vice President, Chief Legal Officer and Secretary

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto, the “Schedule 13D”) relating to the shares of common stock, par value $0.001 per share, and Series A convertible redeemable preferred stock, par value $0.001 per share, of GeoMet, Inc. which may be deemed necessary pursuant to Regulation 13D or 13G promulgated under the Exchange Act.

The undersigned further agree that each party hereto is responsible for the timely filing of the Schedule 13D, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has a reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Joint Filing Agreement shall be attached as an exhibit to the Schedule 13D, filed on behalf of each of the parties hereto.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the undersigned has executed this Joint Filing Agreement as of the 24th day of February, 2014.

ATLAS ENERGY, L.P.

By:	Atlas Energy GP, LLC, its general partner

By:	/s/ Lisa Washington
Lisa Washington Vice President, Chief Legal Officer and Secretary

ATLAS RESOURCE PARTNERS, L.P.

By:	Atlas Resource Partners GP, LLC, its general partner

By:	/s/ Lisa Washington
Lisa Washington Senior Vice President, Chief Legal Officer and Secretary

SCHEDULE I

EXECUTIVE OFFICERS OF ATLAS ENERGY, L.P.

AS OF FEBRUARY 24, 2014

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT

Edward E. Cohen	Chief Executive Officer, President and Director

Sean P. McGrath	Chief Financial Officer

Jonathan Z. Cohen	Executive Chairman of the Board

Matthew A. Jones	Senior Vice President and President of E&P Division

Daniel C. Herz	Senior Vice President of Corporate Development and Strategy

Eugene N. Dubay	Senior Vice President of Midstream

Freddie M. Kotek	Senior Vice President of Investment Partnership Division

Lisa Washington	Vice President, Chief Legal Officer and Secretary

Jeffrey M. Slotterback	Chief Accounting Officer

All individuals named in the above table are employed by Atlas Energy, L.P. The address of Atlas Energy, L.P.’s principal executive office is Park Place Corporate Center One, 1000 Commerce Drive, Suite 400, Pittsburgh, PA 15275.

DIRECTORS OF ATLAS ENERGY GP, LLC

AS OF FEBRUARY 24, 2014

NAME	BUSINESS ADDRESS	TITLE	PRINCIPAL OCCUPATION AND EMPLOYER

Edward E. Cohen	1000 Commerce Drive, Suite 400 Pittsburgh, PA 15275	Chief Executive Officer, President and Director	Not applicable.

Jonathan Z. Cohen	1000 Commerce Drive, Suite 400 Pittsburgh, PA 15275	Executive Chairman of the Board	Chief Executive Officer and President Resource America, Inc. and Resource Capital Corp.

Carlton M. Arrendell	1000 Commerce Drive, Suite 400 Pittsburgh, PA 15275	Director	Chief Investment Officer and Vice President Full Spectrum of NY, LLC

Mark C. Biderman	1000 Commerce Drive, Suite 400 Pittsburgh, PA 15275	Director	Retired

Dennis A. Holtz	1000 Commerce Drive, Suite 400 Pittsburgh, PA 15275	Director	Retired

Walter C. Jones	1000 Commerce Drive, Suite 400 Pittsburgh, PA 15275	Director	Not applicable.

Ellen F. Warren	1000 Commerce Drive, Suite 400 Pittsburgh, PA 15275	Director	President OutSource Communications

EXECUTIVE OFFICERS OF ATLAS RESOURCE PARTNERS, L.P.

AS OF FEBRUARY 24, 2014

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT

Edward E. Cohen	Chairman of the Board and Chief Executive Officer

Jonathan Z. Cohen	Vice Chairman of the Board

Matthew A. Jones	President and Director

Sean P. McGrath	Chief Financial Officer

Mark D. Schumacher	Chief Operating Officer

Daniel C. Herz	Senior Vice President of Corporate Development and Strategy

Freddie M. Kotek	Senior Vice President of Investment Partnership Division

Lisa Washington	Senior Vice President, Chief Legal Officer and Secretary

All individuals named in the above table are employed by Atlas Resource Partners, L.P. The address of Atlas Resource Partner, L.P.’s principal executive office is Park Place Corporate Center One, 1000 Commerce Drive, Suite 400, Pittsburgh, PA 15275.

DIRECTORS OF ATLAS RESOURCE PARTNERS GP, LLC

AS OF FEBRUARY 24, 2014

NAME	BUSINESS ADDRESS	TITLE	PRINCIPAL OCCUPATION AND EMPLOYER

Edward E. Cohen	1000 Commerce Drive, Suite 400 Pittsburgh, PA 15275	Chairman of the Board and Chief Executive Officer	Not applicable.

Jonathan Z. Cohen	1000 Commerce Drive, Suite 400 Pittsburgh, PA 15275	Vice Chairman of the Board	Chief Executive Officer and President Resource America, Inc. and Resource Capital Corp.

Matthew A. Jones	1000 Commerce Drive, Suite 400 Pittsburgh, PA 15275	Director	Senior Vice President and President of E&P Division Atlas Energy, L.P.

DeAnn Craig	1000 Commerce Drive, Suite 400 Pittsburgh, PA 15275	Director	Adjunct Professor in Petroleum Engineering Colorado School of Mines

Jeffrey C. Key	1000 Commerce Drive, Suite 400 Pittsburgh, PA 15275	Director	Managing Partner Key Technology Partners, LLC

Harvey G. Magarick	1000 Commerce Drive, Suite 400 Pittsburgh, PA 15275	Director	Consultant

Bruce Wolf	1000 Commerce Drive, Suite 400 Pittsburgh, PA 15275	Director	President Homard Holdings, LLC

SCHEDULE II

VOTING AGREEMENT STOCKHOLDER	GEOMET COMMON STOCK SHARES BENEFICIALLY OWNED	GEOMET PREFERRED STOCK SHARES BENEFICIALLY OWNED
Sherwood Energy, LLC	—	3,513,659
Yorktown Energy Partners IV, L.P.	12,437,072	—
W. Howard Keenan, Jr.	99,800	14,082
Brett S. Camp	979,772	18,749
William C. Rankin	725,133	—
Stanley L. Graves	187,519	8,696
James C. Crain	186,519	7,038
Gary S. Weber	106,125	14,996
Tony Oviedo	123,317	—
Michael Y. McGovern	106,125	—